Exhibit 99.1

May 28, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of First Quarter 2015 Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 55% of its outstanding shares), which is publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the first quarter of 2015, as published on May 28, 2015.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium”)

FIRST QUARTER 2015 RESULTS SHOW CONTINUED STEADY OPERATIONAL PROGRESS

Ad hoc announcement - Jersey, 28 May 2015. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the three months ended 31 March 2015.

Highlights:

•	Gross rental income (“GRI”) of €51.8m (3M 2014: €52.8m), with an EPRA like-for-like GRI of €44.0m (3M 2014: €48.5m)

•	Net rental income (“NRI”) of €49.0m (3M 2014: €51.0m), with an EPRA like-for-like NRI of €42.0m (3M 2014: €48.4m)

•	the main driver behind the decrease in income was the temporary discounts agreed with tenants in the Group’s Russian portfolio, which have been granted to protect occupancy levels during the on-going difficult economic situation

•	excluding Russia, the Group’s NRI increased by 7.8% and like-for-like EPRA NRI was flat

•	The operating margin in our core markets of Poland, Czech Republic and Slovakia increased by 0.5% to 98.5%, while the Group operating margin decreased from 96.6% to 94.6% due to the adverse performance in Russia

•	EPRA occupancy rates as at 31 March 2015 remained high at 96.3% (31 December 2014: 97.4%)

•	EBITDA, excluding revaluation and disposals, decreased by 8.0% to €41.1m (3M 2014: €44.7m)

•	Profit before taxation was €11.1m compared to €27.9m for the first three months of 2014. The change was mainly caused by a €2.0m decrease in NRI, non-cash foreign exchange loss of €12.4m (including reclassification of a currency translations reserve), compared to a €9.3m gain in the first three months of 2014, partially offset by the lower €4.4m devaluation result compared to €16.0m devaluation in the first three months of 2014

•	Company adjusted EPRA earnings per share decreased by 13.8% to 8.1 €cents (3M 2014: 9.4 €cents)

•	The Group’s standing investments portfolio comprised 81 assets at the quarter-end compared to 153 as at 31 December 2014 but grew in value by 1.3% to €2.6 billion after accounting for, inter alia:

•	the disposal of 72 non-core properties in the Czech Republic

•	the inclusion of the Atrium Felicity shopping centre development in Lublin, Poland, which opened in March 2014

•	the acquisition of two prime shopping centres in November 2014; Focus Mall Bydgoszcz in Poland and Palác Pardubice in Czech Republic

•	Total assets of €3,451m with a cash position of €478.8m (31 December 2014: €425.2m) and borrowings of €1,068.0m as at 31 March 2015 (31 December 2014: €1,068.1m), representing a gross and net LTV of 36.9% and 20.4% respectively

•	EPRA Net asset value (“NAV”) per ordinary share remained relatively constant at €6.06 (31 December 2014: €6.08) after total first quarter dividend distributions of €0.0675 per share in the first three months of 2015

•	Second quarterly dividend of €0.0675 per share due to be paid as a capital repayment on 30 June 2015 to shareholders on the register at 23 June 2015 with an ex-dividend date of 22 June 2015.

Operational highlights during and after the period:

Investment properties

•	Completed the sale of a portfolio of 72 retail assets in the Czech Republic for a consideration of c.€69m in January 2015 (including a secured vendor loan)

•	Signed an agreement to acquire a 75% interest in the Arkády Pankrác shopping centre in Prague in January 2015, for a consideration of €162m. The Otto family will continue to own the remaining 25% of the joint venture. The acquisition is expected to be finalised in the second quarter of 2015

•	Opened the 17,300 sqm extension of the Atrium Copernicus shopping centre in Torun, Poland in March 2015

Financing transactions

•	In May 2015, Atrium successfully issued €150m 3.625% notes due in October 2022, which will be consolidated and form a single series with the €350m 3.625% bond due in October 2022 (issued by Atrium in October 2014). The issue price was 106.395% reflecting a yield of 2.9%. The cash proceeds amounted to €159.6m including €3.0m in accrued interest

•	In May 2015, the Group notified Berlin-Hannoversche Hypoteken AG of its intention to voluntarily undertake the early repayment on 29 May 2015 of a €105m bank loan (including fees) held by Atrium Promenada sp. z o.o..

Group executive management team changes

•	In January 2015, following the transfer of 52.1m ordinary shares from Apollo Global Real Estate Management LP to Gazit-Globe Ltd., the two Atrium directors nominated by Apollo, Joseph Azrack and Roger Orf, resigned from the Board of Directors

•	In January 2015, Atrium announced the appointment of Ryan Lee as its new Group Chief Financial Officer. Ryan joined the Group on 2 February 2015, with his appointment becoming effective on 1 April 2015.

Commenting on the results, Josip Kardun, Group CEO, said: “During the first quarter we have continued to make good progress in reweighting the Group’s portfolio towards larger scale and dominant shopping centres in our core geographies having disposed of a non-core portfolio in the Czech Republic, agreed to acquire a 75% stake in the Arkády Pankrác shopping centre in Prague, opened the Atrium Copernicus extension in Poland and progressed the extension of Atrium Promenada in Warsaw.

“This focus on growing high quality cash flow in the region’s stronger and least volatile economies has helped mitigate the performance of our Russian portfolio on the overall Group results. Drawing on past experience, we have prioritised the maintenance of occupancy by granting temporary discounts to our tenants in Russia to ensure our centres remain attractive and continue to trade as well as possible.

“The outlook elsewhere across CEE remains encouraging, as evidenced by the IMF’s recent increase GDP growth forecasts for our core geographies, and this, combined with the progress we are making with our wider strategy, gives me confidence for the future prospects of the Group.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q1 2015 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc	+44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the NYSE Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.